UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  February 12, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                     Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: February 12, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 15-4-TR	Date: February 12, 2015

TECK REPORTS UNAUDITED FOURTH QUARTER RESULTS FOR 2014

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported annual adjusted profit attributable to shareholders of $452 million, or $0.78 per share, compared with $1.0 billion or $1.74 per share in 2013. Fourth quarter adjusted profit attributable to shareholders was $116 million, or $0.20 per share, compared with $227 million, or $0.40 per share, in the fourth quarter of 2013.

“Although 2014 was a challenging year with significantly lower prices for some of our key products, our operations performed well, setting various production records and generating positive cash flows at all sites,” said Don Lindsay, President and CEO. “We continued to focus on conserving cash and maintaining a strong financial position.”

Highlights and Significant Items

—
Gross profit before depreciation and amortization in 2014 was $2.9 billion compared with $3.7 billion in 2013. Gross profit before depreciation and amortization was $757 million in the fourth quarter compared with $875 million in the fourth quarter of 2013.

—
Cash flow from operations, before working capital changes, was $2.0 billion in 2014 compared with $2.6 billion last year. Cash flow from operations, before working capital changes, was $522 million in the fourth quarter compared with $636 million a year ago.

—
Profit attributable to shareholders was $362 million in 2014 compared with $961 million in 2013. Profit attributable to shareholders was $129 million in the fourth quarter of 2014 compared with $232 million in the same period last year.

—	We closed the year with a cash balance of $2.0 billion and in January paid a $0.45 per share dividend, which totaled $259 million. On an annualized basis our dividend was $0.90 per share.

—	Our liquidity remains strong with a cash balance of $1.7 billion at February 11, 2015 and US$3.0 billion available under our revolving credit facility which matures in 2019.

—
If we meet our full year guidance for production, costs and capital expenditures, assuming current commodity prices and exchange rates and no unusual transactions or events, we should complete 2015 with over $1 billion in cash without any material change in our overall U.S. dollar debt level.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis Marcia Smith, SVP Sustainability and External Affairs	604.699.4014 604.699.4616

Additional corporate information is available at www.teck.com

—
Our cost reduction program continues to exceed our initial goals with approximately $640 million of annualized reductions realized to date. This contributed to reduced unit costs at 10 of our 13 operations and all of our operations generating positive cash flows for the year.

—	Operating highlights in 2014, included:
o	record annual coal production of 26.7 million tonnes,
o	record annual zinc production of 596,000 tonnes at our Red Dog mine,
o	record throughput of approximately 138,000 tonnes per day at Antamina, and
o	we exceeded our initial business unit production guidance for the year, except for refined metal at our Trail Operations.

—
We have reached agreements with our customers to sell 6.2 million tonnes of coal in the first quarter of 2015 based on US$117 per tonne for the highest quality product and we expect total sales in the first quarter, including spot sales, to be at or above 6.5 million tonnes.

—
We remain committed to advancing long-life growth projects, such as the Fort Hills oil sands project. The partners are focused on capital discipline and are working with our contractors to take advantage of the current economic environment. All critical milestones set for 2014 have been achieved on the Fort Hills oil sands project. Detailed engineering activities were approximately 65% complete by the end of the fourth quarter.

—
The restart of the Pend Oreille zinc mine was completed in the fourth quarter on time and under budget. The first shipment of zinc and lead in concentrate to our Trail Operations was made in mid-December, and we expect to reach full production of 44,000 tonnes per year in the second quarter of 2015.

—
On January 21, 2015, we were recognized as one of the Global 100 Most Sustainable Corporations for 2014 by media and investment research company, Corporate Knights for the third consecutive year. We were the top-ranked mining company and the second-ranked Canadian company on this year’s list.

In addition to these items, the recent drop in oil prices and the strengthening of the U.S. dollar are expected to have a significant positive effect on our operating costs over the near term if they persist. Each CAD$0.01 change in the exchange rate affects our EBITDA by approximately $52 million, which is lower than our previous estimates due mainly to the effect of lower commodity prices, and each US$1 per barrel reduction in the oil price reduces operating costs by approximately $5 million, in each case on an annualized basis.

2     Teck Resources Limited 2014 Fourth Quarter News Release

This news release is dated as at February 12, 2015. Unless the context otherwise dictates, a reference to “Teck,” “the company,” “us,” “we,” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2013, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

While demand from our customers remains robust, our profits and cash flows continue to be negatively affected by lower copper and steelmaking coal prices. In U.S. dollar terms, annual coal and copper prices in 2014 were down 23% and 6%, respectively, compared to 2013, and 23% and 7% on a quarterly basis compared with last year. Sales volumes of coal and copper were also lower in 2014 than in 2013, which, combined with lower prices, reduced gross profit for both of these business units. Gross profit from our zinc business unit increased by approximately 50% compared with 2013, due mainly to a 13% increase in zinc price and record production from our Red Dog mine as a result of increased mill throughput from softer ore.

Commodity markets continued to be volatile and prices for some of our products have been negatively affected. Prices for steelmaking coal have been range-bound since April 2014 at low pricing levels which we believe are unsustainable in the longer term. While demand is strong for steelmaking coal, the market is oversupplied, primarily due to increased production from Australia. Copper prices during the fourth quarter remained relatively steady until weakening towards the end of year with average prices declining by 5% compared with the previous quarter. Following year end, copper prices declined by a further 15% in U.S. dollar terms and are now at five-year lows. Zinc prices continue to trade near 2014 averages as the outlook for improving zinc market fundamentals has provided price support.

Partly offsetting the commodity price declines is a stronger U.S. dollar, which typically has an inverse relationship to changes in commodity prices. The stronger U.S. dollar has a significant positive benefit on our business, as sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. At current commodity prices, each one cent change in the U.S./Canadian dollar exchange rate has a $52 million effect on our EBITDA.

The significant decline in oil prices that began in 2014 is also expected to have a significant effect on our operating costs if current prices persist. Our mining operations use a significant amount of diesel fuel and certain transportation costs are contractually linked to diesel prices. At current exchange rates, each US$1 change in the price of a barrel of oil has an approximate $5 million effect on our operating costs. In addition, with the lower oil price, we see substantial reductions in drilling activities and reduction in capital spending by other companies in the oil and gas industry. We believe that this will reduce budget and schedule pressure on the Fort Hills oil sands project, as there will be less competition for skilled labour and contract services.

Our cost reduction program, which began in the second half of 2012, has exceeded our initial goals with $640 million of annualized reductions realized to date. During 2014, 10 of our 13 operations have reduced unit costs compared to a year ago, while increasing throughput at

3     Teck Resources Limited 2014 Fourth Quarter News Release

most operations. While we have achieved significant efficiencies through this program, there are offsetting factors such as the strengthening U.S. dollar, lower grades, increased waste haul distances, volatile fuel prices and contractual labour rate increases which can offset these cost control measures. Some of these cost pressures will become more significant as mining progresses at each of our sites.

Given the current economic environment, in 2015 we will continue to focus our efforts on our cost reduction program and reduce our capital spending as much as possible. Our primary development project is the Fort Hills oil sands project. The construction phase of Fort Hills will require a substantial investment of capital through 2017, but is expected to provide significant cash flows, diversify our commodity mix and provide a long-life asset located in a stable jurisdiction. Fort Hills remains on budget and on schedule. We expect that the restart of our Pend Oreille zinc mine during December 2014 will benefit from improving zinc market fundamentals and will provide additional benefits to our Trail Operations.

4     Teck Resources Limited 2014 Fourth Quarter News Release

Profit and Adjusted Profit(1)

Profit attributable to shareholders was $129 million, or $0.23 per share, in the fourth quarter compared with $232 million or $0.40 per share in the same period last year. Included in profit attributable to shareholders was a total of $27 million of positive non-cash tax benefits related to tax reforms in Peru and Chile.

Adjusted profit attributable to shareholders, before items identified in the table below, was $116 million, or $0.20 per share, in the fourth quarter compared with $227 million or $0.40 per share in the same period last year. The decline in profit was primarily due to significantly lower coal prices and a decline in copper sales volumes and prices. We incurred negative after-tax price adjustments of $43 million in the fourth quarter primarily due to a decline in copper prices at year end compared with $6 million of positive adjustments in the same period a year ago. These items were partially offset by higher zinc prices, increased zinc and lead sales volumes reflecting record annual production from Red Dog, and the positive effect of the stronger U.S. dollar.

Profit and Adjusted Profit
	Three months ended December 31,		Year ended December 31,
($ in millions)	2014	2013	2014	2013

Profit attributable to shareholders as reported	$129	$232	$362	$961
Add (deduct):
Asset sales and provisions	7	(36)	20	(9)
Foreign exchange (gains) losses	3	(2)	8	11
Derivative (gains) losses	4	2	4	-
Asset impairments and other	-	31	-	31
Tax items	(27)	-	58	10
Adjusted profit	$116	$227	$452	$1,004
Adjusted earnings per share	$0.20	$0.40	$0.78	$1.74

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

5     Teck Resources Limited 2014 Fourth Quarter News Release

FINANCIAL OVERVIEW	Three months ended December 31,		Year ended December 31,
($ in millions, except per share data)	2014	2013	2014	2013

Revenue and profit
Revenue	$2,256	$2,376	$8,599	$9,382
Gross profit	$416	$546	$1,528	$2,426
Gross profit before depreciation and amortization (1)	$757	$875	$2,872	$3,659
EBITDA (1)	$582	$766	$2,348	$3,153
Profit attributable to shareholders	$129	$232	$362	$961

Cash flow
Cash flow from operations	$743	$769	$2,278	$2,878
Property, plant and equipment expenditures	$420	$541	$1,498	$1,858
Capitalized stripping costs	$167	$185	$715	$744
Investments	$12	$47	$44	$325

Per share amounts
Profit attributable to shareholders	$0.23	$0.40	$0.63	$1.66
Dividends declared	$0.45	$0.45	$0.90	$0.90

Balance Sheet
Cash balances			$2,029	$2,772
Total assets			$36,839	$36,183
Debt, including current portion			$8,441	$7,723

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except coal)
Coal (millions tonnes)	6.8	6.7	26.7	25.6
Copper (2)	83	105	333	364
Zinc in concentrate	171	158	660	623
Zinc - refined	73	69	277	290

Sales (000’s tonnes, except coal)
Coal (millions tonnes)	6.5	6.5	26.2	26.9
Copper (2)	86	99	338	362
Zinc in concentrate	202	166	657	578
Zinc - refined	73	73	277	294

Average prices and exchange rates
Coal (realized US$/tonne)	$110	$142	$115	$149
Copper (LME cash - US$/pound)	$3.00	$3.24	$3.11	$3.32
Zinc (LME cash - US$/ pound)	$1.01	$0.86	$0.98	$0.87
Average exchange rate (CAD$ per US$1.00)	$1.14	$1.05	$1.10	$1.03

Gross profit margins before depreciation (1)
Coal	28%	37%	27%	42%
Copper	42%	50%	46%	49%
Zinc	32%	21%	29%	22%

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

6     Teck Resources Limited 2014 Fourth Quarter News Release

BUSINESS UNIT RESULTS

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended December 31,		Year ended December 31,
($ in millions)	2014	2013	2014	2013

Revenue
Coal	$824	$963	$3,335	$4,113
Copper	656	762	2,586	2,853
Zinc	775	649	2,675	2,410
Energy	1	2	3	6
Total	$2,256	$2,376	$8,599	$9,382

Gross profit, before depreciation and amortization (1)
Coal	$234	$352	$913	$1,729
Copper	274	384	1,177	1,391
Zinc	248	138	779	534
Energy	1	1	3	5
Total	$757	$875	$2,872	$3,659

Gross profit
Coal	$56	$167	$201	$1,007
Copper	149	269	678	988
Zinc	211	110	649	429
Energy	-	-	-	2
Total	$416	$546	$1,528	$2,426

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

7     Teck Resources Limited 2014 Fourth Quarter News Release

COAL BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
($ in millions)	2014	2013	2014	2013

Coal price (realized US$/tonne)	$110	$142	$115	$149
Coal price (realized CAD$/tonne)	$123	$149	$126	$153
Production (million tonnes)	6.8	6.7	26.7	25.6
Sales (million tonnes)	6.5	6.5	26.2	26.9
Gross profit, before depreciation and amortization	$234	$352	$913	$1,729
Gross profit	$56	$167	$201	$1,007
Property, plant and equipment expenditures	$47	$139	$235	$475

Performance

Gross profit before depreciation and amortization from our coal business unit declined by $118 million in the fourth quarter (see table below) compared with a year ago primarily due to lower coal prices. The average realized coal price of US$110 per tonne was 23% lower than the fourth quarter of 2013 and reflects oversupplied steelmaking coal market conditions. The favourable effect of a stronger U.S. dollar in the fourth quarter partly offset the lower coal price, which weakened by 17% in Canadian dollar equivalent terms compared with the same period a year ago.

Production in the fourth quarter of 6.8 million tonnes rose by 2% compared with the same period a year ago and set a new fourth quarter record for the business unit. There was potential for higher production rates to have been achieved, however, rail movement of coal to Vancouver ports has been underperforming and limiting our production rates since late November. This led to temporary shutdowns at a number of the mines due to high site inventory levels in December.

Overall coal production was 1.1 million tonnes higher in 2014 than in the previous year. In addition, numerous individual site production records were surpassed in 2014. Elkview set a new annual production record and set new records for each quarter in the year. Greenhills set a new annual production record and set new records in the first, second and third quarters. In addition, Cardinal River set a new annual production record and Fording River set a new fourth quarter production record.

Coal sales of 6.5 million tonnes in the fourth quarter represent a new high for this period as demand for our products remains strong. In addition, some 2014 sales slipped into 2015 as extended ship loader maintenance followed by a conveyer failure resulted in a large vessel queue in Vancouver at year end.

8     Teck Resources Limited 2014 Fourth Quarter News Release

The table below summarizes the gross profit changes, before depreciation and amortization, in our coal business unit for the quarter:

($ in millions)	Three months ended December 31

As reported in the fourth quarter of 2013	$352
Changes:
Coal price realized:
US$ price	(203)
Foreign exchange	55
Sales volume	3
Unit operating costs	30
Coal inventory write-down	(3)
Net decrease	(118)
As reported in current quarter	$234

Property, plant and equipment expenditures totaled $47 million in the fourth quarter. Total sustaining capital in the quarter was $38 million. In addition, $6 million was spent on our major enhancement projects. Capitalized stripping costs were $94 million in the fourth quarter compared with $112 million a year ago.

Markets

Oversupply continues to keep prices at an unsustainable level. Approximately 30 million tonnes of cutbacks and closures have been announced since January 2014, but there has been a lag to implementation. We estimate that slightly less than half of these cuts had been implemented by year end. With additional production coming on in Australia and elsewhere, we expect the market to remain oversupplied unless further cuts are announced and implemented. If cuts and closures continue to be announced at the same rate we have seen in the last few months, there is potential for the coal market to be back in balance as early as the second half of 2015.

Coal prices for the first quarter of 2015 have been agreed with the majority of our customers based on US$117 per tonne for the highest quality products. This is consistent with prices reportedly achieved by our competitors. Additional sales priced on a spot basis will reflect market conditions when sales are concluded.

Operations

Coal processing performance in the fourth quarter was very strong, particularly at Elkview and Fording River. Material movement across the business unit was 5% higher in the quarter compared to the same period in 2013, supported somewhat by slightly shorter haul distances.

Our cost reduction initiatives continue to produce significant results and are focused on improvements in equipment and labour productivities, reduced use of contractors, reduced consumable usage and limiting the use of higher cost equipment. However, a number of factors have partially offset the strong performance of our cost reduction program. These included the effect of the strengthening U.S. dollar, additional parts and supplies, as well as increased use of explosives as strip ratios have increased compared to a year ago.

9     Teck Resources Limited 2014 Fourth Quarter News Release

In the fourth quarter, we began to experience the positive effects of lower energy prices as commodity prices dropped. Benchmark West Texas Intermediate prices averaged US$73 per barrel in the quarter compared with US$98 per barrel last year. Combined with reduced usage from a number of our cost reduction initiatives, this resulted in energy costs that were lower than in the fourth quarter of 2013.

Cost of Sales

Unit cash cost of product sold in the fourth quarter of 2014, before depreciation and inventory write-downs, was $87 per tonne, $4 per tonne lower than a year ago.

	Three months ended December 31,		Year ended December 31,
(amounts reported in CAD$ per tonne)	2014	2013	2014	2013

Site cost of sales	$48	$52	$51	$50
Transportation costs	39	39	38	38
Inventory write-down	4	3	3	1
Cash unit costs (1)	$91	$94	$92	$89

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Elk Valley Water Management

Our Elk Valley water management program to date has focused on two main areas: development of the Elk Valley Water Quality Plan under an Area Based Management Plan Order from the Government of British Columbia, and construction of the West Line Creek water treatment plant at our Line Creek Operations.

During the fourth quarter, the Government of British Columbia approved the Plan and also issued an Elk Valley Water Permit covering water quality requirements for the Elk Valley watershed. The Plan establishes short, medium and long term water quality targets which are protective of the environment and human health for selenium, nitrate, sulphate and cadmium, as well as a plan to manage calcite formation. The approved Plan is a public policy document that will guide future regulatory decision making regarding water quality and mining in the Elk Valley.

In accordance with the Plan, we will implement aquatic monitoring, water quality testing and various water quality management measures in order to achieve the target levels. This work is expected to include construction of water diversions and water treatment facilities including the facility that has been built at our Line Creek Operations. The commissioning of that facility has been delayed to the third quarter of 2015. Additional water treatment facilities are planned and include one at Fording River in 2018, followed by one at Elkview Operations.

Previous cost estimates for water quality management contemplated total capital spending of approximately $600 million over a five-year period including the $120 million already invested to build the facility at Line Creek Operations. In light of the approval of the Elk Valley Water Quality Plan, we expect capital spending over that period to remain in this range. We now expect our long term costs of water management, including capital and operating costs, to average in the range of $4 per tonne of clean coal produced (assuming annual production of 27.5 million tonnes), which is a reduction from our previous guidance of $6 per tonne. In 2015, we expect to

10     Teck Resources Limited 2014 Fourth Quarter News Release

spend approximately $36 million (which is included in our estimate of coal sustaining capital), as we are in the midst of pre-construction studies for the second water treatment plant contemplated by the Plan, at the Fording River Mine. We expect construction of this water treatment plant to commence in 2016, when spending on the Plan is expected to reach long-term average levels. New technologies continue to be explored in an effort to reduce costs.

We expect that, in order to maintain water quality, water treatment will need to continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring of the regional environment to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts or technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management.

Outlook

We are expecting coal sales in the first quarter of 2015 to be at or above 6.5 million tonnes. Vessel nominations for quarterly contract shipments are determined by customers and final sales depend on the timely arrival of vessels, as well as the performance of the rail transportation network and coal-loading facilities. The average realized prices for the quarter will depend on product mix, proportion of quarterly contract versus short-term priced sales and the market price trend.

Our 2015 coal production is expected to be in the range of 26.5 to 27.5 million tonnes of coal. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal and performance of the logistics chain. Depending on market conditions and the sales outlook, we may adjust our production plans. We expect our 2015 annual cost of product sold, before transportation and depreciation charges, to be in the range of $49 to $53 per tonne (US$39 to US$42) based on current exchange rates and production plans. Transportation costs in 2015 are expected to be approximately $37 to $40 per tonne.

Our coal operations are particularly affected by the changes in oil and diesel costs and account for approximately 65% of our fuel usage and sensitivities. For each US$1 change in the price of a barrel of oil, operating costs at our coal operations are affected by approximately $3 million.

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COPPER BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
($ in millions)	2014	2013	2014	2013

Copper price (realized – US$/pound)	$2.98	$3.26	$3.12	$3.35
Production (000’s tonnes)	83	105	333	364
Sales (000’s tonnes)	86	99	338	362
Gross profit, before depreciation and amortization	$274	$384	$1,177	$1,391
Gross profit	$149	$269	$678	$988
Property, plant and equipment expenditures	$100	$266	$357	$1,035

Performance

Gross profit before depreciation and amortization from our copper business unit decreased by $110 million in the fourth quarter compared with a year ago (see table below). This was primarily due to lower sales volumes and lower copper prices in the quarter. These items were partially offset by the positive effect of the stronger U.S. dollar.

Copper production declined 22,000 tonnes compared to a year ago primarily due to lower ore grades. Our share of Antamina’s copper production decreased by 10,400 tonnes, primarily due to significantly lower ore grades as anticipated in the mine plan. Copper production at Highland Valley Copper was 4,200 tonnes lower than a year ago due to lower grades and recoveries, partially offset by a significant increase in mill throughput. Quebrada Blanca’s copper production declined 3,700 tonnes due to lower grades and less dump leach material processed while copper production declined 3,000 tonnes at Carmen de Andacollo primarily as a result of both lower grades and lower mill throughput due to harder ore and unplanned maintenance downtime.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

($ in millions)	Three months ended December 31
As reported in the fourth quarter of 2013	$384
Changes:
Copper price realized (US$ price)	(56)
Sales volume	(39)
Co-product and by-product revenues	(6)
Smelter processing charges	(10)
Unit operating costs	(34)
Royalties	5
Foreign exchange	30
Net decrease	(110)
As reported in current quarter	$274

Capital expenditures consisted of $66 million for sustaining capital, $6 million for major enhancement projects and $28 million for new mine development, primarily at the Quebrada

12     Teck Resources Limited 2014 Fourth Quarter News Release

Blanca Phase 2 project. Capitalized stripping costs were $54 million in the fourth quarter, similar to $56 million a year ago.

Markets

LME copper prices averaged US$3.00 per pound in the fourth quarter of 2014, down 5% compared with US$3.17 per pound in the third quarter of this year, and down 7% compared with US$3.24 in the same period a year ago. The average LME price for the year was US$3.11 per pound, down 6.2% over 2013. Copper prices continued to decline through the fourth quarter after peaking in the middle of July. Fund liquidation and commodity basket selling combined with an uncertain view on Chinese economic growth in 2015 contributed to the selloff.

Reported exchange stocks rose 43,000 tonnes during the quarter, with LME stocks rising 24,500 tonnes, Comex stocks falling 7,000 tonnes and Shanghai Futures Exchange stocks rising 26,000 tonnes. Total exchange stocks of 313,000 tonnes are still at their lowest levels since 2008. Production issues at copper mines continue to impact current and future cathode production, the large 2014 and 2015 surpluses forecast by analysts earlier in 2014 have been on a steady decline and are now close to balance.

Operations

Highland Valley Copper

Copper production was 29,500 tonnes in the fourth quarter or 12% lower than a year ago, due to lower copper grades and reduced recoveries, partially offset by significant increases in mill throughput resulting from the mill optimization project and continued focus on mine-to-mill improvement efforts with high energy blasting. Grades in the fourth quarter declined from a year ago, but were similar to the third quarter of this year, as anticipated in the mine plan. Molybdenum production declined to 1.2 million pounds from 1.7 million pounds a year ago primarily due to lower grade and recovery, offset by increased mill throughput.

As a result of cost reduction efforts, operating costs rose only 12%, while mill throughput increased by 17%. Despite the cost reduction efforts, unit costs increased due to the lower copper production levels in the fourth quarter. Depreciation and amortization expense, in the fourth quarter and for 2014, was higher than a year ago as depreciation expense started on the mill optimization project in the first quarter of 2014.

Mill throughput averaged 144,400 tonnes per day during the fourth quarter, exceeding the design capacity of 130,000 tonnes per day. Recoveries were lower than a year ago due to the higher throughput rates and the lower grades processed in the quarter. Further process optimization efforts continue, but throughput rates and recoveries are dependent on the mix of ore sources. Due to an increase in ore hardness, as we mine the current higher grade phase of the Valley pit, throughput is expected to decline to 131,000 tonnes per day in 2015, but with improved recoveries.

Highland Valley Copper’s production in 2015 is expected to increase to between 140,000 and 145,000 tonnes of copper and is then expected to be approximately 120,000 to 125,000 tonnes in 2016 as the current high grade phase in the Valley pit is completed. Copper production in the first quarter of 2015 is expected to be similar to 2014 levels before increasing for the remainder

13     Teck Resources Limited 2014 Fourth Quarter News Release

of the year. Molybdenum production in 2015 is expected to be in the range of 4.0 to 4.5 million pounds.

Antamina

Copper production in the fourth quarter decreased by 36% compared with a year ago as a result of significantly lower copper grades as anticipated in the mine plan. The mix of mill feed in the quarter was 66% copper-only ore and 34% copper-zinc ore, similar to the same period a year ago. Zinc production of 57,500 tonnes in the fourth quarter was similar to a year ago.

Antamina had two separate strike events in the fourth quarter, but continued to operate at near full production rates throughout the period of labour action. Both events were declared illegal by the Peruvian authorities and were subsequently resolved. The current labour agreement expires in July 2015.

Operating costs in the fourth quarter, before changes in inventory, were 3% lower compared to a year ago as a result of focused cost reduction efforts. Mill throughput averaged 147,800 tonnes per day during the quarter, 9% higher than the same period last year. Depreciation and amortization expense, in the fourth quarter and for 2014, was higher than a year ago as depreciation expense started on the major mine expansion project in the first quarter of 2014.

Our 22.5% share of Antamina’s 2015 production is expected to be in the range of 80,000 to 85,000 tonnes of copper, 50,000 to 55,000 tonnes of zinc and 2 million pounds of molybdenum. There will be a higher percentage of copper-zinc ores mined in the first half of the year, so zinc production is expected to be higher in the first half. Copper production for the first half of the year is expected to be similar to the previous quarter, but then increasing for the second half.

Quebrada Blanca

The leaching operation at the mine continues to decline as it nears the end of the life of the leaching operation and before commencement of the second phase of mining operations.

Operating costs, before changes in inventory, decreased by US$14 million compared with the same period a year ago as a result of significant cost reduction efforts, reduced material movement in the mine, and lower supply costs. Depreciation and amortization expense decreased by $19 million in the fourth quarter compared with a year ago as a greater amount of accumulated capitalized stripping costs were amortized in the fourth quarter last year.

Production of 45,000 to 50,000 tonnes of copper cathode is expected in 2015, similar to 2014.

Work progressed on updating the permits for the existing facilities for the supergene operation, with an anticipated mine life that has some cathode production extending to 2020. We submitted the Social and Environmental Impact Assessment (SEIA) to the regulatory authorities in the third quarter of 2014. The review, response and consultation processes by the relevant regulatory agencies is in progress.

Carmen de Andacollo

Copper production in the fourth quarter declined by 14% compared with a year ago as mill throughput declined by 8% primarily due to harder ore conditions and unplanned maintenance

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downtime in the concentrator. In addition, and consistent with the mine plan, ore grades were lower than a year ago.

Production costs, before changes in inventories, decreased by 10% or US$8 million compared with a year ago primarily due to lower costs for operating supplies and consumables as well as other cost reduction efforts, particularly a reduction in contractors.

Carmen de Andacollo’s production in 2015 is expected to be in the range of 65,000 to 70,000 tonnes of copper contained in concentrate and approximately 4,000 tonnes of copper cathode. Cathode production, previously planned to end in mid-2015, has been extended to the end of 2015. Further extensions could be possible, depending on economics and ore sources available including the possibility of re-processing previously leached material.

Duck Pond

Copper and zinc production in the fourth quarter was 3,200 and 2,900 tonnes, respectively, compared with 3,800 and 3,200 tonnes, respectively, last year. Mill throughput was 1,900 tonnes per day during the quarter, a 4% increase compared to the same period last year. Copper production declined due to lower ore grades and lower recoveries affected by the processing of stockpiled ore. Zinc grades were similar to a year ago while recoveries were lower due to the processing of stockpiled ore.

Duck Pond’s production in 2015 is expected to be approximately 6,500 tonnes of copper and 6,000 tonnes of zinc prior to its closure expected in July 2015.

Cost of Sales

Unit cash costs of product sold in the fourth quarter of 2014 as reported in U.S. dollars, before cash margins for by-products, increased primarily due to the effects of lower production levels as the result of the mining of lower grade ore. This was partly offset by our cost reduction efforts across all of our operations and the favourable effects of a stronger U.S. dollar at our Canadian operations.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2014	2013	2014	2013

Adjusted cash cost of sales (1)	$1.75	$1.66	$1.72	$1.78
Smelter processing charges	0.23	0.19	0.22	0.18
Total cash unit costs before by-product margins (1)	$1.98	$1.85	$1.94	$1.96
Cash margin for by-products (1) (2)	(0.29)	(0.30)	(0.29)	(0.36)
Total cash unit costs after by-product margins (1)	$1.69	$1.55	$1.65	$1.60

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

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Copper Development Projects

Quebrada Blanca Phase 2

During the fourth quarter of 2014, activities to support permitting for the Quebrada Blanca Phase 2 project continued, although at a slower pace aligned with permitting activities. Optimization efforts are focused on capital reduction opportunities and mine planning using recent resource model updates.

As previously noted, we expect to resubmit the previously withdrawn SEIA for Quebrada Blanca Phase 2 once the SEIA for the existing supergene facility is approved, not likely before the fourth quarter of 2015. Additional environmental baseline work will be undertaken in 2015 to support this submission.

Other Copper Projects

At Relincho, optimization studies continued in the quarter, focused on capital and operating cost reductions and other value-enhancing initiatives.

Focused engineering studies continue for our Galore Creek, Schaft Creek and Mesaba projects as we further explore ways to enhance the value of these projects. In the third quarter, an 18-month pre-feasibility program commenced at our 50% owned Zafranal copper-gold project located in southern Peru. Our share of expenditures for the pre-feasibility study will be $15 million, which will continue through 2015.

Outlook

In 2015, we estimate copper production to be in the range of 340,000 to 360,000 tonnes, with a weaker first quarter, but strong final quarter in the year.

We expect our copper unit costs in 2015 to be in the range of US$1.75 to US$1.85 per pound before margins from by-products and US$1.45 to US$1.55 per pound after by-product based on current production plans, by-product prices and exchange rates.

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ZINC BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
($ in millions)	2014	2013	2014	2013

Zinc price (realized – US$/lb)	$1.04	$0.89	$1.00	$0.88
Production (000’s tonnes)
Refined zinc	73	69	277	290
Zinc in concentrate (1)	155	142	596	551
Sales (000’s tonnes)
Refined zinc	73	73	277	294
Zinc in concentrate (1)	179	147	594	504
Gross profit before depreciation and amortization	$248	$138	$779	$534
Gross profit	$211	$110	$649	$429
Property, plant and equipment expenditures	$70	$55	$192	$192

Note:
1)	Represents production from Red Dog only and excludes co-product zinc production from our Copper Business Unit.

Performance

Gross profit before depreciation and amortization from our zinc business unit increased by $110 million in the fourth quarter (see table below) compared with a year ago and was primarily attributable to our Red Dog Operation. Contributing to the increased gross profit was a 17% rise in zinc prices, the favourable effect of the stronger U.S. dollar and a 21% increase in both zinc and lead sales volumes from Red Dog.

Refined zinc production from our Trail Operations increased by 6% compared to last year due to improved operating efficiencies in the electrolytic plant and to the improved reliability of the new acid plant, which led to higher throughput. At Red Dog, zinc in concentrate production rose by 9% as mill throughput increased as a result of processing softer, more favourable ore types in the quarter.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

($ in millions)	Three months ended December 31
As reported in the fourth quarter of 2013	$138
Changes
Zinc price realized (US$ price)	85
Sales volume	15
Co-product and by-product revenues	(11)
Unit operating costs	10
Royalties	(22)
Foreign exchange	33
Net increase	110
As reported in current quarter	$248

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Capital expenditures consisted of $57 million for sustaining capital, which primarily included $41 million for KIVCET shutdown projects at our Trail Operations and major enhancements of $12 million on the re-start of Pend Oreille.

Markets

LME zinc prices averaged US$1.01 per pound in the fourth quarter of 2014, down 3.2% compared with US$1.05 per pound in the third quarter of 2014. The average LME price for the year was US$0.98 per pound, up 13% over 2013. Zinc prices followed the commodity complex lower during the fourth quarter as global oil prices fell 40%. Lead prices fell 8% over the previous quarter to US$0.91 per pound. LME lead prices averaged US$0.95 per pound in 2014 down 2% over 2013. LME zinc stocks fell 59,800 tonnes in the quarter and were down 241,875 tonnes in 2014. Shanghai Futures Exchange zinc stocks fell 69,100 tonnes in the quarter and are down 155,000 tonnes for the year. Since the peak in December 2012, combined exchange stocks have fallen 772,500 tonnes to stand at 775,100 tonnes. LME lead stocks were up slightly in 2014 by 7,500 tonnes, with Shanghai Futures exchange stocks falling 25,800 tonnes during the year.

Zinc metal demand in the U.S. continues to be strong, driven by North American auto production, which was up 6% year-over-year to November and on track to reach pre-recession levels of 17 million units. Construction spending in the U.S. was up, with total construction up 7.4% year to date to November. In China, auto sales were strong, up 10% in 2014 to 18.9 million units. Primarily as a result of depletion of ore reserves, mine closures that began in 2013 are expected to continue into 2015, which is expected to keep the global zinc market in deficit in 2015. We expect the global lead metal market to move into a small surplus from 2014 onwards.

Operations

Red Dog

Mill throughput was 11% higher in the fourth quarter compared with a year ago primarily due to the processing of more favourable, softer ore types in the quarter. Zinc recoveries improved as a result of favourable ore processed, but were partly offset by lower ore grades. As a result, zinc production was 9% higher than in the fourth quarter of 2013. Lead production rose by almost 50% due to higher mill throughput and significantly improved recoveries. Several production records were achieved in 2014 including new annual records for tonnes milled of 4.3 million tonnes, zinc production of 596,000 tonnes and total metal produced of 718,550 tonnes.

Sale volumes for both zinc and lead were both 21% higher in the fourth quarter compared with a year ago, reflecting the record production levels and a successful shipping season.

Operating costs in the fourth quarter remained similar to a year ago while royalty costs increased significantly due to higher revenues linked to rising zinc prices and the increased sales volumes in the period. Capitalized stripping costs were $19 million in the fourth quarter compared with $17 million a year ago.

Offsite zinc inventory available for sale from January 1, 2015 to the beginning of the 2015 shipping season totals 249,000 tonnes (2014 – 274,000 tonnes) of contained metal. Zinc sales volumes in the first quarter of 2015 are estimated to be approximately 124,000 tonnes of contained metal. All offsite lead inventories have been sold as of the end of 2014.

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Red Dog’s production of contained metal in 2015 is expected to be in the range of 540,000 to 565,000 tonnes of zinc and 90,000 to 95,000 tonnes of lead.

Trail

Production at our Trail Operations was affected by a planned 35 day cold-shutdown and inspection of the KIVCET lead smelter, which occurs every four years. The shutdown, which includes various maintenance and refurbishment activities, was completed several days ahead of schedule, under budget and without a lost time incident.

Refined zinc production was 6% higher in the fourth quarter compared with a year ago due to improved operating efficiencies in the electrolytic plant and to the improved reliability of the new acid plant, which led to higher roaster throughput. Refined lead and silver production were lower in the fourth quarter compared to the same period a year ago due to the KIVCET shutdown. Refined lead sales in the quarter were 18% lower than last year, but higher than fourth quarter production as inventory levels were drawn down.

Operating costs rose slightly in the fourth quarter compared with a year ago due to contractual labour rate increases, timing of non-routine maintenance and costs associated with the KIVCET shutdown. Cost of concentrates decreased compared with a year ago reflecting lower production levels and reduced silver processed, partially offset by higher zinc prices. Depreciation and amortization rose in the fourth quarter compared with a year ago as depreciation expense started on the new acid plant in the second half of 2014.

Capital spending in the fourth quarter was $49 million, of which $35 million was related to capital projects completed during the KIVCET shutdown. Concurrent with the shutdown, extensive work was performed on the third-party-owned oxygen plant, which will significantly extend its operating life.

Trail Operations’ production in 2015 is expected to be in the range of 280,000 to 290,000 tonnes of refined zinc, 85,000 to 90,000 tonnes of refined lead and 22 to 25 million ounces of silver.

Pend Oreille

The restarted Pend Oreille operation made its first shipment of zinc in concentrate to our nearby Trail Operations on December 17. The operation continues to ramp-up with full production expected in the second quarter of 2015. Capital costs are now forecasted at US$37 million or about US$4 million under plan.

Pend Oreille’s production in 2015 is expected to be approximately 40,000 tonnes of zinc in concentrate.

Outlook

We expect zinc in concentrate production in 2015, including co-product zinc production from our copper business unit, to be in the range of 635,000 to 665,000 tonnes.

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ENERGY BUSINESS UNIT

Fort Hills Project

Construction of the Fort Hills project is progressing substantially in accordance with the project schedule. Our share of cash expenditures in 2014 was $616 million, including our earn-in commitments. Our share of Fort Hills cash expenditures in 2015 is estimated at $850 million, including our remaining earn-in commitments, which we expect to be fulfilled in the second quarter of 2015.

Since sanction, the project has achieved and continues to track to key milestones. Engineering activity is progressing well, and is now over 65% complete, construction is progressing per plan, equipment and material deliveries have started, civil works are well underway and some off-site modular and process facility construction has started. Site construction workforce is currently approximately 3,000 and will continue to ramp-up to peak in 2016. The capital cost and schedule outlook have not changed since we announced project sanction in October 2013. First oil is still expected as early as the fourth quarter of 2017, with 90% of our planned production capacity of 180,000 barrels per day (bpd) expected within 12 months. Our share of production is expected to be 36,000 bpd (13 million barrels per year) of bitumen. The Fort Hills partners have contracted with Enbridge to have diluent pipeline capacity to Fort Hills and diluted bitumen pipeline capacity to Hardisty, Alberta, where we will take our pro-rata share of the Fort Hills production. We are currently reviewing options to sell diluted bitumen into the North American and overseas markets which may include the use of pipelines from Hardisty or rail to access U.S. Gulf Coast refineries and tidewater ports.

Frontier Energy Project

The Frontier project regulatory application review continues with the provincial and federal regulators. The regulatory review period is expected to continue into the second half of 2015, making 2016 the earliest an approval decision is expected.

Wintering Hills Wind Power Facility

During 2014, our share of the power generation from Wintering Hills was 83 GWhs, resulting in 53,000 tonnes of CO2 equivalent offsets. On January 1, 2015 we exercised our option to increase our ownership in Wintering Hills from 30% to 49% for a payment of $33 million. Our share of expected power generation in 2015 is 135 GWhs, resulting in approximately 85,000 tonnes of CO2 equivalent offsets, although actual generation will depend on weather conditions and other factors.

OTHER OPERATING COST AND EXPENSES

Other operating expenses, as set out in Note 1 of our financial statements, were $101 million in the fourth quarter compared with $80 million a year ago. Items included in the fourth quarter of 2014 were negative price adjustments of $70 million primarily due to declining copper prices in the period, $15 million for environmental provisions, $6 million of provisions on operating assets and $10 million of care and maintenance charges for idled projects.

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The table below outlines our outstanding receivable positions, provisionally valued at December 31, 2014 and September 30, 2014.

	Outstanding at		Outstanding at
	December 31, 2014		September 30, 2014
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb
Copper	208	2.86	224	3.04
Zinc	117	0.99	164	1.04

Finance expense was $81 million in the fourth quarter, the same as a year ago. Debt interest expense increased due to the effect of the stronger U.S. dollar, as all our debt and related interest expense is U.S. dollar denominated. This was offset by lower interest accretion rates on our pension and retirement benefit plans as a result of improved pension fund performance.

We recorded $6 million of other non-operating expenses in the fourth quarter, which consisted primarily of foreign exchange losses and a provision on marketable securities. In 2013, we recorded $40 million of non-operating gains, which primarily included a $42 million gain on sale of investments.

Income and resource taxes for the fourth quarter were $32 million, or 19% of pre-tax profits. Our tax rate was affected by Chilean and Peruvian tax reform in the quarter, which together resulted in a deferred tax recovery of $27 million or 16% of pre-tax profits. In addition, during the quarter we had revisions to prior year estimates which result in a recovery impacting pre-tax profits by 4%. Without the effect of the above, our combined income and resources taxes for the quarter would be $65 million and our effective tax rate would be 39%. The rate of 39% is higher than the Canadian statutory rate of 26% as a result of the effect of resource taxes and higher tax rates in foreign jurisdictions. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

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FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position and credit ratios are summarized in the table below:

	December 31,	December 31,
($ in millions)	2014	2013

Term notes	$7,132	$7,124
Other	144	137
Total debt (US$ in millions)	$7,276	$7,261

Canadian $ equivalent (1)	8,441	7,723
Less cash balances	(2,029)	(2,772)
Net debt	$6,412	$4,951

Debt to debt-plus-equity ratio (2) (3)	31%	29%
Net-debt to net-debt-plus-equity ratio (2)	25%	21%
Average interest rate	4.8%	4.8%

Note:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

In January S&P downgraded our credit rating one notch to BBB- and changed the outlook from negative to stable. Moody’s rates us Baa2 with a negative outlook, DBRS BBB with a negative trend and Fitch rates us BBB with a negative outlook.

Operating Cash Flow

Cash flow from operations, before changes in non-cash working capital items, was $522 million in the fourth quarter compared with $636 million a year ago. This reduction is primarily due to significantly lower coal prices.

Changes in non-cash working capital items provided a source of cash of $221 million in the fourth quarter compared with $133 million a year ago. The decrease in working capital in both periods was due to the seasonal drawdown of Red Dog’s production inventories and the timing of payment of trade accounts payable. In addition, in the fourth quarter of 2014 concentrate inventories were drawn down at our Trail Operations as a result of the KIVCET shutdown.

Investing Activities

Expenditures on property, plant and equipment were $420 million in the fourth quarter and included $161 million on sustaining capital, $24 million on major enhancement projects and $235 million on new mine development. The largest components of sustaining expenditures were $38 million at our coal operations, $48 million at our Trail Operations primarily for the KIVCET rebuild and $22 million at Highland Valley Copper. Major enhancement expenditures

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included approximately $6 million each at Highland Valley Copper and at our coal operations and $12 million for Pend Oreille. New mine development expenditures included $195 million for our share of Fort Hills spending and $25 million for Quebrada Blanca Phase 2.

Capitalized stripping expenditures were $167 million in the fourth quarter compared with $185 million a year ago. The majority of this item constitutes the advancement of pits for future production at our coal mines.

The table below summarizes our capital spending for 2014:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub- total	Capitalized Stripping	Total

Coal	$175	$45	$15	$235	$443	$678
Copper	170	90	97	357	225	582
Zinc	154	30	8	192	47	239
Energy	-	-	702	702	-	702
Corporate	12	-	-	12	-	12
	$511	$165	$822	$1,498	$715	$2,213

Financing Activities

Financing activities in the fourth quarter consisted of capital lease repayments of $16 million (2013 - $15 million) and debt interest payments of $34 million (2013 - $31 million). In addition, we distributed $6 million to minority interests in our operations (2013 - $4 million).

OUTLOOK

We continue to experience challenging markets for our products and prices for some of our products have declined significantly in 2014. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. Demand for our products, particularly coal, remains strong. However, increased supply from Australian mines has put downward pressure on coal prices. While we believe that the longer term fundamentals for steelmaking coal, copper and zinc are favorable, the weakness in some of these markets may persist for some time. We are also significantly affected by foreign exchange rates. For the twelve months to December 31, 2014, the U.S. dollar strengthened by approximately 9% against the Canadian dollar, which has had a positive effect on the profitability of our Canadian operations. It will, to a lesser extent, put upward pressure on the portion of our operating costs and capital spending that is denominated in U.S. dollars. Following year end and to the date of this report, the U.S. dollar has strengthened by a further 9% against the Canadian dollar.

We have approved an estimated $2.9 billion on the development of the Fort Hills oil sands project, of which approximately $1.1 billion has been expended cumulative to date. We have access to cash and credit lines which are expected to be sufficient to meet our capital commitments and working capital needs over this period. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program, our capital spending and key markets as conditions evolve.

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Commodity Prices and 2015 Production

Commodity prices are a key driver of our profit. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole. We believe that over the longer term the industrialization of emerging market economies will continue to be a major positive factor in the future demand for commodities. Therefore, we believe that the long term price environment for the products that we produce and sell remains favourable.

Based on our expected 2015 mid-range production estimates and a Canadian/U.S. dollar exchange rate of $1.20, the estimated sensitivity of our annual profit attributable to shareholders to the U.S. dollar exchange rate and the indicated changes in commodity prices, before pricing adjustments, is as follows:

	2015 Mid-Range		Estimated	Estimated
	Production		Effect of Change	Effect on
	Estimates (1)	Change	On Profit (2)	EBITDA (2)

US$ exchange		CAD$0.01	$ 32 million	$ 52 million
Coal (000’s tonnes)	27,000	US$1/tonne	$ 21 million	$ 32 million
Copper (tonnes)	350,000	US0.01/lb	$ 5 million	$ 8 million
Zinc (tonnes) (3)	935,000	US0.01/lb	$ 8 million	$ 12 million

(1)	All production estimates are subject to change based on market and operating conditions.
(2)
The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

(3)	Zinc includes 285,000tonnes of refined zinc and 650,000 tonnes of zinc contained in concentrate.

The decline in our estimated foreign exchange sensitivity from previous estimates is primarily due to the effect of lower commodity prices, which are all denominated in U.S. dollars.

Foreign exchange translation gains and losses on our U.S. dollar denominated debt arising from exchange rate fluctuations may have some effect on our 2015 profit as most our U.S. dollar debt is expected to be designated as a hedge against our investments in U.S. dollar denominated foreign operations.

Steelmaking coal prices continue to trade at unsustainably low long term levels and are currently trading at prices approximately 7% lower than 2014 averages. Copper prices to date in 2015 are trading approximately 15% below 2014 average prices while zinc prices have been trading at similar levels to 2014 average prices. The fluctuations in the Canadian/U.S. dollar exchange rate can have a significant effect on our profit and financial position. The Canadian dollar, to date in 2015, has averaged approximately $1.22 against the US dollar compared with $1.10 on average for 2014.

Our coal production in 2015 is expected to be in the range of 26.5 to 27.5 million tonnes. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal. Depending on market conditions and the sales outlook, we may adjust our production plans. Our current production capacity is approximately 28 million tonnes, but our actual production will ultimately depend on demand from our customers.

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Our copper production for 2015 is expected to increase and be in the range of 340,000 to 360,000 tonnes compared with 333,100 tonnes produced in 2014. Highland Valley Copper is expected to increase their production by approximately 20,000 tonnes as a result of the mining of higher ore grades. Antamina is expected to gradually increase production as grades improve in the second half. These increases are expected to offset declines from the closure of Duck Pond, with overall a weaker first quarter, but strong final quarter in the year. However, most of the increased copper production is expected in the last half of the year.

Our zinc in concentrate production in 2015 is expected to be in the range of 635,000 to 665,000 tonnes compared with 660,000 tonnes produced in 2014. Red Dog’s production is expected to decrease by approximately 45,000 tonnes due to lower mill throughput. The restart of Pend Oreille is expected to add 40,000 tonnes to zinc production. Our share of Antamina is expected to increase by approximately 5,000 tonnes and will partly offset the decline from the closure of Duck Pond in mid-2015. Refined zinc production from our Trail Operations in 2015 is expected to be in the range of 280,000 to 290,000 tonnes compared with 277,000 tonnes produced in 2014.

Our mining operations use a significant amount of diesel fuel and our transportation costs are contractually linked to diesel prices. The significant decline in oil prices that began in the fourth quarter of 2014 is also expected to have a significant effect on our gross profit if current prices persist. Each US$1 change in the price of a barrel of oil has an effect of approximately $5 million effect on our operating costs at current exchange rates.

Capital Expenditures

Our forecast of approved capital expenditures for 2015, before capitalized stripping costs, is expected to be approximately $1.6 billion and is summarized in the following table:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub-total	Capitalized Stripping	Total

Coal	$100	$45	$-	$145	$490	$635
Copper	200	15	105	320	225	545
Zinc	180	-	-	180	60	240
Energy	-	-	910	910	-	910
Corporate	10	-	-	10	-	10
	$490	$60	$1,015	$1,565	$775	$2,340

New mine development includes $95 million for Quebrada Blanca Phase 2, $850 million for Fort Hills and $60 million on the Frontier oil sands project. The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans in 2015, depending on commodity markets, our financial position, results of feasibility studies and other factors.

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Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2014, $6.5 billion of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2014				2013
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,256	$2,250	$2,009	$2,084	$2,376	$2,524	$2,152	$2,330

Gross profit	416	412	295	405	546	597	582	701

EBITDA	582	651	558	557	766	815	670	902

Profit attributable to shareholders	129	84	80	69	232	267	143	319

Earnings per share	$0.23	$0.14	$0.14	$0.12	$0.40	$0.46	$0.25	$0.55

Cash flow from operations	743	554	436	545	769	656	690	763

OUTSTANDING SHARE DATA

As at February 11, 2015 there were 566.8 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 10.6 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 20 of our 2013 yearend financial statements.

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INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal control over financial reporting during the quarter ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2014	2013	2014	2013

REVENUE
Coal	$824	$963	$3,335	$4,113

Copper
Highland Valley Copper	224	220	943	882
Antamina	181	250	659	822
Quebrada Blanca	94	111	375	422
Carmen de Andacollo	128	140	504	606
Duck Pond	29	40	96	113
Other	-	1	9	8
	656	762	2,586	2,853

Zinc
Trail	419	428	1,699	1,751
Red Dog	426	280	1,240	874
Other	3	2	11	13
Inter-segment sales	(73)	(61)	(275)	(228)
	775	649	2,675	2,410
Energy	1	2	3	6
TOTAL REVENUE	$2,256	$2,376	$8,599	$9,382

GROSS PROFIT (LOSS)
Coal	$56	$167	$201	$1,007

Copper
Highland Valley Copper	37	86	265	297
Antamina	96	168	373	549
Quebrada Blanca	12	(8)	(16)	3
Carmen de Andacollo	10	33	67	150
Duck Pond	(10)	(11)	(21)	(14)
Other	4	1	10	3
	149	269	678	988

Zinc
Trail	12	20	76	61
Red Dog	200	94	574	364
Other	(1)	(4)	(1)	4
	211	110	649	429
Energy	-	-	-	2
TOTAL GROSS PROFIT	$416	$546	$1,528	$2,426

28     Teck Resources Limited 2014 Fourth Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2014	2013	2014	2013

OPERATING COSTS
Coal	$335	$353	$1,416	$1,346

Copper
Highland Valley Copper	142	99	484	438
Antamina	55	57	171	182
Quebrada Blanca	56	74	251	295
Carmen de Andacollo	85	73	312	331
Duck Pond	27	39	72	86
Other	(4)	-	(1)	5
	361	342	1,289	1,337

Zinc
Trail	103	95	393	386
Red Dog	85	81	252	222
Other	4	4	9	2
	$192	$180	$654	$610
Energy	-	1	-	1
Total operating costs	$888	$876	$3,359	$3,294

TRANSPORTATION COSTS
Coal	$253	$254	$996	$1,025

Copper
Highland Valley Copper	10	9	40	34
Antamina	5	8	19	25
Quebrada Blanca	1	1	6	6
Carmen de Andacollo	7	8	28	31
Duck Pond	2	2	6	6
	25	28	99	102

Zinc
Trail	33	26	122	108
Red Dog	43	36	135	109
Other	-	1	3	6
	76	63	260	223
Total transportation costs	$354	$345	$1,355	$1,350

CONCENTRATE PURCHASES

Trail	$251	$274	$1,042	$1,145
Inter-segment purchases	(73)	(61)	(275)	(228)
Total concentrate purchases	$178	$213	$767	$917

29     Teck Resources Limited 2014 Fourth Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2014	2013	2014	2013

ROYALTY COSTS
Coal	$2	$4	$10	$13
Copper
Highland Valley Copper	(7)	2	-	2
Antamina	2	5	19	19
Duck Pond	1	1	2	2
	(4)	8	21	23

Zinc
Red Dog	81	54	215	125
Other	-	1	-	1
Total royalty costs	$79	$67	$246	$162

DEPRECIATION AND AMORTIZATION
Coal	$178	$185	$712	$722

Copper
Highland Valley Copper	42	24	154	111
Antamina	23	12	77	47
Quebrada Blanca	25	44	134	118
Carmen de Andacollo	26	26	97	94
Duck Pond	9	9	37	33
	125	115	499	403

Zinc
Trail	20	13	66	51
Red Dog	17	15	64	54
	37	28	130	105
Energy	1	1	3	3
Total depreciation and amortization	$341	$329	$1,344	$1,233
TOTAL COST OF SALES	$1,840	$1,830	$7,071	$6,956

30     Teck Resources Limited 2014 Fourth Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2014	2013	2014	2013

Coal	$94	$112	$443	$471

Copper
Highland Valley Copper	27	32	123	113
Antamina	16	15	63	67
Quebrada Blanca	10	8	35	47
Carmen de Andacollo	1	1	4	4
	54	56	225	231

Zinc
Red Dog	19	17	47	42
Total	$167	$185	$715	$744

31     Teck Resources Limited 2014 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended December 31,		Year ended December 31,
Coal	2014	2013	2014	2013

Waste production (million BCM’s)	68.8	65.4	274.0	257.3
Clean coal production (million tonnes)	6.8	6.7	26.7	25.6

Clean coal strip ratio (waste BCM’s/coal tonnes)	9.8:1	9.4:1	9.9:1	9.7:1
Sales (million tonnes)	6.5	6.5	26.2	26.9

Highland Valley Copper

Tonnes mined (000's)	32,235	29,759	124,217	110,532
Tonnes milled (000's)	13,720	11,750	49,932	44,861

Copper
Grade (%)	0.25	0.33	0.29	0.29
Recovery (%)	84.8	86.8	84.9	85.9
Production (000's tonnes)	29.5	33.7	121.5	113.2
Sales (000's tonnes)	31.0	28.4	124.6	111.6
Molybdenum
Production (million pounds)	1.3	1.7	5.2	6.1
Sales (million pounds)	1.1	1.6	4.9	6.2

Antamina

Tonnes mined (000's)	43,793	50,872	194,102	211,586
Tonnes milled (000's)
Copper-only ore	9,019	8,447	35,107	32,468
Copper-zinc ore	4,576	4,074	15,343	14,571
	13,595	12,521	50,450	47,039
Copper (1)
Grade (%)	0.74	1.15	0.83	1.07
Recovery (%)	82.0	87.5	82.8	87.2
Production (000's tonnes)	83.9	130.2	344.9	443.0
Sales (000's tonnes)	91.0	136.9	346.6	436.2

Zinc (1)
Grade (%)	1.50	1.78	1.66	2.12
Recovery (%)	79.0	81.9	82.6	84.4
Production (000's tonnes)	57.5	58.8	211.0	260.4
Sales (000's tonnes)	75.8	64.6	208.3	256.9

Molybdenum
Production (million pounds)	0.5	2.5	3.1	10.0
Sales (million pounds)	0.6	2.9	4.1	9.9

Notes:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

32     Teck Resources Limited 2014 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
Quebrada Blanca	2014	2013	2014	2013

Tonnes mined (000's)	8,635	12,296	34,520	56,200
Tonnes placed (000's)
Heap leach ore	1,657	1,650	6,026	6,140
Dump leach ore	1,063	1,543	6,584	10,078
	2,720	3,193	12,610	16,218
Grade (SCu%) (1)
Heap leach ore	0.65	0.83	0.68	0.83
Dump leach ore	0.27	0.39	0.25	0.42

Production (000's tonnes)
Heap leach ore	6.8	9.8	30.3	31.6
Dump leach ore	5.6	6.3	17.7	24.6

	12.4	16.1	48.0	56.2

Sales (000's tonnes)	12.3	14.6	48.9	55.3

Notes:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	7,746	7,916	29,962	27,833
Tonnes milled (000’s)	4,453	4,837	17,676	18,048
Copper
Grade (%)	0.45	0.48	0.44	0.48
Recovery (%)	88.9	88.6	87.0	87.7
Production (000’s tonnes)	17.8	20.6	67.5	76.8
Sales (000’s tonnes)	18.1	18.5	69.4	78.8

Gold (1)
Production (000’s ounces)	12.3	14.9	47.5	68.0
Sales (000’s ounces)	11.0	12.8	42.8	67.1

Copper cathode
Production (000’s tonnes)	1.1	1.4	4.3	4.4
Sales (000’s tonnes)	1.3	1.1	4.4	4.1

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.

Duck Pond

Tonnes mined (000's)	81	259	666	749
Tonnes milled (000’s)	173	165	658	595
Copper
Production (000's tonnes)	3.2	3.8	14.2	14.0
Sales (000's tonnes)	3.7	5.3	13.1	14.4
Zinc
Production (000's tonnes)	2.9	3.2	16.2	12.7
Sales (000's tonnes)	5.8	4.6	15.9	16.5

33     Teck Resources Limited 2014 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
Trail	2014	2013	2014	2013

Concentrate treated (000’s tonnes)
Zinc	140	122	515	532
Lead	23	35	133	148
Metal production
Zinc (000's tonnes)	73.1	68.9	277.4	290.1
Lead (000's tonnes)	15.6	20.9	82.1	86.4
Silver (million ounces)	4.3	6.3	21.0	22.8
Gold (000's ounces)	10.5	16.5	50.7	59.4

Metal sales
Zinc (000's tonnes)	72.7	73.1	276.9	294.1
Lead (000's tonnes)	17.7	21.6	77.9	85.2
Silver (million ounces)	4.2	6.2	20.6	22.5
Gold (000's ounces)	9.3	15.8	49.7	62.0

Red Dog

Tonnes mined (000's)	3,855	3,634	12,930	12,343
Tonnes milled (000's)	1,098	985	4,300	3,853
Zinc
Grade (%)	16.7	17.2	16.6	17.0
Recovery (%)	84.6	83.9	83.3	84.0
Production (000's tonnes)	155.1	141.9	596.0	551.3
Sales (000's tonnes)	179.0	147.3	594.1	504.1
Lead
Grade (%)	4.3	3.9	4.4	3.9
Recovery (%)	78.9	66.5	65.3	64.9
Production (000's tonnes)	37.3	25.4	122.5	96.7
Sales (000's tonnes)	49.0	40.4	112.8	100.2

34     Teck Resources Limited 2014 Fourth Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). This document refers to gross profit before depreciation and amortization, gross profit margins before depreciation, EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (“GAAP”) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the London Metal Exchange.

Adjusted cash cost of sales for our coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product,

35     Teck Resources Limited 2014 Fourth Quarter News Release

the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of EBITDA

	Three months ended December 31,		Year ended December 31,
($ in millions)	2014	2013	2014	2013

Profit attributable to shareholders	$129	$232	$362	$961
Finance expense net of finance income	80	71	300	326
Provision for income taxes	32	134	342	633
Depreciation and amortization	341	329	1,344	1,233
EBITDA	$582	$766	$2,348	$3,153

36     Teck Resources Limited 2014 Fourth Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
($ in millions)	2014	2013	2014	2013

Gross profit	$416	$546	$1,528	$2,426
Depreciation and amortization	341	329	1,344	1,233
Gross profit before depreciation and amortization	$757	$875	$2,872	$3,659

Reported as:
Coal	$234	$352	$913	$1,729

Copper
Highland Valley Copper	79	110	419	408
Antamina	119	180	450	596
Quebrada Blanca	37	36	118	121
Carmen de Andacollo	36	59	164	244
Duck Pond	(1)	(2)	16	19
Other	4	1	10	3
	274	384	1,177	1,391

Zinc
Trail	32	33	142	112
Red Dog	217	109	638	418
Other	(1)	(4)	(1)	4
	248	138	779	534

Energy	1	1	3	5
Gross profit before depreciation and amortization	$757	$875	$2,872	$3,659

37     Teck Resources Limited 2014 Fourth Quarter News Release

Coal Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2014	2013	2014	2013

Cost of sales as reported	$768	$796	$3,134	$3,106
Less:
Transportation	(253)	(254)	(996)	(1,025)
Depreciation and amortization	(178)	(185)	(712)	(722)
Inventory write-down	(23)	(20)	(89)	(20)
Adjusted cash cost of sales	$314	$337	$1,337	$1,339
Tonnes sold (millions)	6.5	6.5	26.2	26.9

Per unit costs - CAD$/tonne
Adjusted cash cost of sales	$48	$52	$51	$50
Transportation	39	39	38	38
Inventory write-down	4	3	3	1
Cash unit costs - CAD$/tonne	$91	$94	$92	$89

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.14	$1.05	$1.10	$1.03
Per unit costs - US$/tonne (1)
Adjusted cash cost of sales	$42	$50	$46	$48
Transportation	34	37	35	37
Inventory write-down	3	3	3	1
Cash unit costs - US$/tonne	$79	$90	$84	$86

Notes:
(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

38     Teck Resources Limited 2014 Fourth Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2014	2013	2014	2013

Revenue as reported	$656	$762	$2,586	$2,853
By-product revenue (A) (1)	(75)	(79)	(269)	(325)
Smelter processing charges	48	41	174	143
Adjusted revenue	$629	$724	$2,491	$2,671

Cost of sales as reported	$507	$493	$1,908	$1,865
Less:
Depreciation and amortization	(125)	(115)	(499)	(403)
By-product cost of sales (B) (1)	(13)	(11)	(37)	(39)
Adjusted cash cost of sales	$369	$367	$1,372	$1,423

Payable pounds sold (millions) (C)	185.7	211.2	723.7	774.6

Adjusted per unit cash costs - CAD$/pound
Adjusted cash cost of sales	$1.98	$1.74	$1.90	$1.84
Smelter processing charges	0.26	0.20	0.24	0.18
Total cash unit costs - CAD$/pound (D)	$2.24	$1.94	$2.14	$2.02
Cash margin for by-products – CAD$/pound ((A - B)/C) (1)	$(0.33)	$(0.32)	$(0.32)	$(0.37)
Net cash unit cost CAD$/pound (2)	$1.91	$1.62	$1.82	$1.65

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.14	$1.05	$1.10	$1.03

Adjusted per unit costs – US$/pound (3)
Adjusted cash cost of sales	$1.75	$1.66	$1.72	$1.78
Smelter processing charges	0.23	0.19	0.22	0.18
Total cash unit costs - US$/pound (1)	$1.98	$1.85	$1.94	$1.96
Cash margin for by-products – US$/pound	$(0.29)	$(0.30)	$(0.29)	$(0.36)
Net cash unit costs – US$/pound	$1.69	$1.55	$1.65	$1.60

Notes:
(1)	By-products includes both by-products and co-products.
(2)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb equivalent.

39     Teck Resources Limited 2014 Fourth Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the headings “Outlook,” that appear in this release but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated cost and production forecasts at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), our expectation that we should complete 2015 with over $1 billion in cash without any material change in our overall U.S. dollar debt level, plans and expectations for our development projects, the impact of currency exchange rates, the expected timing of production at the Fort Hills oil sands project and its economic benefits, 2015 capital expenditure projections, expected timing of the full production at Pend Oreille, sensitivity of EBITDA to exchange rates and the price of oil, our expectation that lower oil prices will reduced budget and schedule pressure on the Fort Hills oil sands project, our expectation that the restart of the Pend Oreille zinc mine will provide additional benefits to our Trail Operations, expected work and expenditures in respect of the Elk Valley Water Quality Plan, expectation that our earn-in commitment for Fort Hills will be fulfilled in the second quarter of 2015, timing of a regulatory approval for the Frontier energy project, expectations that we have access to cash and credit lines sufficient to meet our capital commitments and working capital needs, and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. Assumptions regarding the sensitivity of EBITDA and operating costs to oil prices are based on assumptions regarding the amount of diesel fuel used in our operations and transporting our coal products is as forecast, and also based on an assumed Canadian/U.S. dollar exchange rate of $1.20. Assumptions regarding the impact of foreign exchange are based on current commodity prices. Assumptions regarding the Elk Valley Water Management Plan are based on current technology. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal

40     Teck Resources Limited 2014 Fourth Quarter News Release

proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules may be adjusted by our partners. The effect of the price of oil on operating costs will be affected by the exchange rate between Canadian and U.S. dollars.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated coal sales volumes and average coal prices for the quarter depend on timely arrival of vessels and performance of our coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2013, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2014 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, February 12, 2015. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

41     Teck Resources Limited 2014 Fourth Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Year Ended December 31, 2014
(Unaudited)

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2014	2013	2014	2013

Revenue	$2,256	$2,376	$8,599	$9,382

Cost of sales	(1,840)	(1,830)	(7,071)	(6,956)
Gross profit	416	546	1,528	2,426
Other operating expenses
General and administration	(36)	(31)	(119)	(129)
Exploration	(20)	(20)	(60)	(86)
Research and development	(5)	(8)	(20)	(18)
Other operating income (expense) (Note 1)	(101)	(80)	(281)	(216)
Profit from operations	254	407	1,048	1,977

Finance income	1	10	4	13
Finance expense (Note 2)	(81)	(81)	(304)	(339)
Non-operating income (expense) (Note 3)	(6)	40	(21)	(6)
Share of (losses) income of associates and joint ventures	(1)	1	(3)	(2)
Profit before tax	167	377	724	1,643
Provision for income taxes	(32)	(134)	(342)	(633)
Profit for the period	$135	$243	$382	$1,010

Profit attributable to:
Shareholders of the company	$129	$232	$362	$961
Non-controlling interests	6	11	20	49
Profit for the period	$135	$243	$382	$1,010
Earnings per share
Basic	$0.23	$0.40	$0.63	$1.66

Diluted	$0.23	$0.40	$0.63	$1.66

Weighted average shares outstanding (millions)	576.1	576.2	576.2	578.3

Shares outstanding at end of period (millions)	576.1	576.3	576.1	576.3

43     Teck Resources Limited 2014 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2014	2013	2014	2013

Operating activities
Profit for the period	$135	$243	$382	$1,010
Items not affecting operating cash flow:
Depreciation and amortization	341	329	1,344	1,233
Provision for (recovery of) deferred income taxes	(43)	9	(55)	106
Share of losses (income) of associates and joint ventures	1	(1)	3	2
Loss (gain) on sale of investments and assets	1	(43)	2	(43)
Foreign exchange losses (gains)	3	(2)	9	12
Finance expense	81	81	304	339
Other	3	20	15	(16)
	522	636	2,004	2,643
Net change in non-cash working capital items	221	133	274	235
	743	769	2,278	2,878
Investing activities
Purchase of property, plant and equipment	(420)	(541)	(1,498)	(1,858)
Capitalized production stripping costs	(167)	(185)	(715)	(744)
Expenditures on financial investments and other assets	(12)	(47)	(44)	(325)
Proceeds from the sale of investments and other assets	17	498	34	502
	(582)	(275)	(2,223)	(2,425)
Financing activities
Issuance of debt	-	-	12	-
Repayment of debt	(16)	(15)	(70)	(39)
Debt interest paid	(34)	(31)	(381)	(355)
Issuance of Class B subordinate voting shares	-	-	-	1
Purchase and cancellation of Class B subordinate voting shares	-	-	(5)	(176)
Dividends paid	-	-	(518)	(521)
Distributions to non-controlling interests	(6)	(4)	(23)	(38)
	(56)	(50)	(985)	(1,128)

Effect of exchange rate changes on cash and cash equivalents	71	78	187	180
Increase (decrease) in cash and cash equivalents	176	522	(743)	(495)
Cash and cash equivalents at beginning of period	1,853	2,250	2,772	3,267
Cash and cash equivalents at end of period	$2,029	$2,772	$2,029	$2,772

44     Teck Resources Limited 2014 Fourth Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	December 31,	December 31,
(CAD$ in millions)	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$2,029	$2,772
Current income taxes receivable	100	71
Trade accounts receivable	1,036	1,232
Inventories	1,752	1,695
	4,917	5,770

Financial and other assets	894	746
Investments in associates and joint ventures	32	24
Property, plant and equipment	28,925	27,811
Deferred income tax assets	361	164
Goodwill	1,710	1,668
	$36,839	$36,183

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,663	$1,784
Dividends payable	259	259
Current income taxes payable	59	61
Debt	428	59
	2,409	2,163

Debt	8,013	7,664
Deferred income tax liabilities	6,091	5,908
Retirement benefit liabilities	572	479
Other liabilities and provisions	918	1,158

Equity
Attributable to shareholders of the company	18,606	18,597
Attributable to non-controlling interests	230	214
	18,836	18,811
	$36,839	$36,183

45     Teck Resources Limited 2014 Fourth Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2014	2013	2014	2013

Settlement pricing adjustments	$(70)	$10	$(130)	$(62)
Share-based compensation	4	(9)	(12)	(22)
Environmental costs	(15)	(14)	(32)	(27)
Social responsibility and donations	(4)	(9)	(15)	(30)
Loss on operating assets	(1)	(14)	(2)	(33)
Care and maintenance	(10)	(2)	(22)	(10)
Commodity derivatives	(7)	(1)	(7)	2
Provision for closed properties	8	(23)	2	1
Impairment of operating assets	(6)	-	(18)	-
Restructuring	(1)	-	(11)	-
Other	1	(18)	(34)	(35)
	$(101)	$(80)	$(281)	$(216)

2.	FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2014	2013	2014	2013

Debt interest	$99	$92	$384	$358
Financing fees and discount amortization	2	2	7	6
Net interest expense on retirement benefit plans	4	8	16	29
Accretion on decommissioning and restoration provisions	18	19	70	69
Other	4	5	10	11
	127	126	487	473
Less capitalized borrowing costs	(46)	(45)	(183)	(134)
	$81	$81	$304	$339

46     Teck Resources Limited 2014 Fourth Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2014	2013	2014	2013

Gain on sale of investments	$1	$42	$1	$42
Provision for marketable securities	(2)	(1)	(8)	(32)
Foreign exchange gains (losses)	(3)	2	(9)	(12)
Other derivative losses	(1)	(2)	(1)	(2)
Other	(1)	(1)	(4)	(2)
	$(6)	$40	$(21)	$(6)

47     Teck Resources Limited 2014 Fourth Quarter News Release